Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

www.drinkerbiddle.com

September 28, 2018

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karen Rossotto

Re:	Cliffwater Corporate Lending Fund (f/k/a Cliffwater Direct Lending Fund)

File Nos.: 811-23333; 333-224044

Dear Ms. Rossotto:

The following responds to the comments you provided on April 27, 2018 in connection with your review of a registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (“1940 Act”) to register Cliffwater Corporate Lending Fund (f/k/a Cliffwater Direct Lending Fund) (the “Fund” or “Registrant”).1 The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

General Comments

1.	Comment: We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, in information supplied supplementally, or on exhibits added in any amendments.

Response: The Registrant acknowledges the Staff’s comment.

2.	Comment: It is unclear from the disclosure whether the Fund will invest in whole or fractional loans sold through online marketplace (“Peer-to-Peer” or “P2P”) lending platforms. For example, the disclosure on page 21 discusses Competition for Assets Risk and states that competitors may have more established relationships with “direct lending platforms than the Fund.” Confirm the Fund is not investing in loans sold via online marketplace lending platforms or clarify the disclosure to indicate as such. We may have further comments.

1	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

Response: The Registrant confirms that the Fund will not invest in loans sold via online marketplace lending platforms. The Registrant has revised the relevant disclosure to read as follows:

These potential competitors may have higher risk tolerances or different risk assessments than the Fund, which could allow them to consider a wider variety of investments than the Fund and establish relationships with direct lending ~~platforms~~ managers. A direct lending manager may have similar arrangements with other parties, thereby reducing the potential investments of the Fund through such manager.

Cover Page

3.	Comment: On the prospectus Cover, please disclose the following:

a.	The Fund is a closed-end investment company that will make periodic repurchase offers for its securities, subject to certain conditions.

b.	The anticipated frequency of the Fund’s repurchase offers (i.e. quarterly); the intervals between the deadlines for repurchase requests, pricing and repayment and the anticipated timing of the Fund’s initial repurchase offer.

c.	A cross-reference to the sections of the prospectus that discuss the Fund’s repurchase offer.

Response: The Registrant will include the following disclosure on the prospectus cover:

The Fund is a closed-end investment company operating as an “interval fund” and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at per-class NAV, of not less than 5% of the Fund’s outstanding Shares on the repurchase request deadline (see “Repurchase Offers” beginning on page [ ]). The pricing date for the Fund’s first repurchase offer is expected to be [ ].

4.	Comment: Footnote 1 of the offering table discusses payments by the Investment Manager in connection with the distribution of the Fund’s shares. As these payments “will not represent an additional charge to the Fund,” is this footnote relevant to the costs to be disclosed? If so, please explain why in the response letter. If not, please delete the footnote.

Response: The Registrant will remove the disclosure.

5.	Comment: In the first paragraph following the offering table, the disclosure states that “[u]nder normal market conditions, the Fund seeks to achieve its investment objectives by investing at least 80% of its assets in direct loan investments [emphasis added].” Please explain briefly here what “direct loan investments” are. If these investments include Peer-to-Peer loans, we may have additional comments. Please consider disclosing here the first two lines in Key Characteristics of Direct Loans on page 14. In addition, please disclose here the credit quality of these investments. If these investments will be below investment grade, please indicate that they are considered to be “junk.”

Response: The Registrant has revised the Fund’s investment strategy such that the relevant disclosure now describes corporate loans, of which direct loans are a subset. The Registrant has added disclosure describing the anticipated credit quality of direct loans held by the Fund, and which indicates that they are considered to be “junk.”

6.	Comment: Please disclose here, or within the prospectus, that “assets,” as used in the Fund’s 80% test, is the equivalent of “net assets, plus any borrowings for investment purposes,” in compliance with rule 35d-1 under the 1940 Act. In addition, please confirm to the staff how the Fund will count derivatives for purposes of meeting the 80% test.

Response: The Registrant will include the requested disclosure. The Registrant confirms that assets, as used in the Fund’s 80% policy, includes net assets, plus any borrowings for investment purposes. The Registrant also confirms that the Fund will use the market value of its derivative contracts for the purposes of its 80% investment policy in direct loan investments.

Prospectus

7.	Comment: In the section, Investment Objectives and Strategies, beginning on page 4, please revise the disclosure as follows:

a.	In the fourth line of the first paragraph, the disclosure states “[t]he Fund’s direct loan investments may be made through a combination of… [emphasis added].” Please replace “may be made” with “are” to definitively state how the Fund’s “direct loan investments” are made.

b.	The sixth line references loans originated by a “non-bank lender.” Please provide examples of non-bank lenders here.

c.	The disclosure states “[t]he Investment Manager intends to select as Sub- Advisers…investment advisers with expertise in managing portfolios of direct loans and Direct Loan Instruments with different styles to reduce the Fund’s risk exposure to any one investment style and minimize overlap among Sub-Advisers [emphasis added].” Disclose what an “investment style” is as the term is used here.

d.	On page 5, in the third to last sentence of the first paragraph, the disclosure states “[t]he Fund’s allocation to these various security types, various asset classes and various market types will vary over time in response to changing market opportunities [emphasis added].” Please clarify the securities that are included in each of the emphasized categories. In addition, please clarify if the Fund’s foreign security investments will be debt, equity or both.

e.	In the same paragraph, the disclosure states the “Fund may invest directly in foreign securities, including those from emerging markets [emphasis added].” At an appropriate place within the registration statement, please disclose how the Fund defines “emerging markets.”

f.	In the final paragraph of this section, the disclosure states that “the Fund may change its investment objectives and any of its investment policies, restrictions, strategies, and techniques without Shareholder approval.” Disclose if Shareholders will be given notice of these changes. Please also supplementally confirm that if the Fund makes changes without Shareholder approval it will update the prospectus accordingly.

Response:

a.	The Registrant will revise the disclosure as requested.

b.	The Registrant will revise the disclosure as follows: “(i) investing in loans to companies that are originated directly by a non-bank lender (for example, traditional direct lenders include insurance companies, business development companies, asset management firms (on behalf of their investors), and specialty finance companies) (“direct loans”)...”

c.	The Registrant will revise the disclosure as follows: “[t]he Investment Manager intends to select as Sub-Advisers…investment advisers with expertise in managing portfolios of direct loans and Direct Loan Instruments, and/or other corporate loans with different styles to reduce the Fund’s risk exposure to any one investment style (such as a preference for various loan terms, structure or industry, borrower size (e.g., lower middle market vs. upper middle market), sponsored or non-sponsored borrower (where “sponsored borrower” refers to companies with the backing of a financial sponsor, e.g., with investment from a private equity fund, and “non-sponsored borrower” refers to companies without the backing of a financial sponsor), and loan seniority (e.g., senior secured vs. second lien)) and minimize overlap among Sub-Advisers.”

d.	The Registrant will revise the disclosure to read as follows: “The Fund’s allocation among assets will vary over time in response to changing market opportunities.”

The Registrant will also revise the Fund’s disclosure to clarify that investments in foreign securities includes both equities and debt securities.

e.	The Registrant will include the following disclosure in the section entitled “Investment Strategy-Specific Investment-Related Risks – Foreign Investments”:

The Fund may invest in foreign securities of issuers in so-called “emerging markets” (or less developed countries). Such investments are particularly speculative and entail all of the risks of investing in foreign securities but to a heightened degree. “Emerging market” countries generally include all countries in the following regions: Asia (excluding Japan), Eastern Europe, Middle East, Africa and Latin America, or such countries as reasonably determined by the Investment Manager or the Sub-Advisers from time to time.

f.	The Registrant will revise the disclosure to reflect notice to shareholders of any respective changes to its investment objectives, investment policies, restrictions or strategies. The Registrant supplementally confirms that if such changes are made without Shareholder approval, the Registrant will update the prospectus accordingly.

Fund Fees and Expenses

8.	Comment: On page 10, in the fee table heading, please insert “Shareholder” immediately preceding “Transaction Expenses.”:

Response: The Registrant will change the table heading to “Shareholder Transaction Expenses.”

9.	Comment: Please include as a specific caption under Shareholder Transaction Expenses, the amount of any fees to be charged to Shareholders in connection with the repurchase of their shares by the Fund.

Response: The Registrant respectfully declines to include the caption requested by the Staff. Any repurchases of Fund Shares will be made at their net asset value, as determined at the applicable Valuation Date. As such, there will be no fees charged to Shareholders in connection with repurchases of Fund Shares.

10.	Comment: The disclosure on page 39 notes the Fund will pay an Administration Fee. Please confirm this fee is included in the fee table.

Response: The Registrant confirms that the Administration Fee is a component of “Other Expenses” disclosed in the fee table.

Use of Proceeds

11.	Comment: The disclosure states, “[w]hile the Fund’s investments are expected to be partially-invested within three months, the aforementioned delays may inhibit the Fund from being fully-invested until 18-24 months.” Please describe the consequences of the delay. See Item 7.2 of Form N-2. With respect to the 18 to 24 month delay, please explain why a delay of that length is consistent with the Staff’s statements in the Guidelines to Form N-2, Guide 1. In particular, if the investment process is delayed more than six months will the Fund obtain Shareholder consent to go beyond six months as required by the Guidelines?

Response: The Registrant submits that it will partially invest the net proceeds from the offering in accordance with its investment objective as soon as practicable and not later than six months after receipt. Unlike with a traditional closed-end fund, the Fund will not conduct an initial public offering that will result in a one-time receipt of substantial proceeds following a single offering. Instead, similar to an open-end fund, the Fund will conduct a continuous offering and will therefore continuously receive proceeds that will be invested on an ongoing basis as investment opportunities arise and are subsequently evaluated.

The Registrant has amended its disclosure to (i) reflect that it will invest proceeds not later than six months after receipt, except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes; (ii) describe the consequences of any potential delay in full investment of proceeds; and (iii) fully describe the temporary defensive measures the Fund may take in response to unsuitable conditions for full investment of proceeds within six months of receipt.

Investment Objective and Strategies

12.	Comment: On page 15, in the section Fund’s Target Investment Portfolio, disclosure in the second paragraph references types of secured debt “including senior secured, unitranche and second lien debt.” Please disclose in plain English the meaning of these terms.

Response: The Registrant will add the following disclosure to the paragraph:

First lien senior secured debt has first claim to any underlying collateral of a loan, second lien debt is subordinated in payment and/or lower in lien priority to first lien debt holders, and unitranche loans are loans that combine both senior and subordinated debt into one tranche of debt, generally in a first lien position.

13.	Comment: In the same paragraph, the disclosure states the Fund may invest in “equity securities of borrowers.” Please disclose the market capitalization of the Fund’s equity investments.

Response: The Registrant will add the following disclosure: “The Fund’s equity holdings may be issued by small-, mid- and large-cap companies.”

14.	Comment: In the third paragraph of this section, we have the following comments.

a.	Please disclose in Plain English the meaning of the term “mezzanine debt.” In doing so, please consider including disclosure from the first sentence in Mezzanine Debt on page 32.

b.	In the last sentence, the disclosure states the Fund may invest in convertible securities. Please confirm in the response letter whether the Fund intends to invest in contingent convertible securities (“CoCos”) and, if so, the anticipated amount of the investment. If the Fund expects to invest in CoCos, the Fund should consider what, if any, disclosure is appropriate. If CoCos will be a principal investment strategy of the Fund, please describe them and add appropriate risk disclosure.

c.	The disclosure in the last sentence states the Fund may invest in derivatives. Please disclose the specific derivatives in which the Fund will invest as a principal strategy (such as those listed in the first sentence of Derivative Instruments on page 33). Please also disclose how the Fund will use derivatives (e.g., for hedging, as indicated in the first paragraph of Foreign Investments on page 34, or for investment).

d.	In general, if any of the securities disclosed in this paragraph are principal investments of the Fund, please disclose the investments in the Summary strategy section of the Prospectus.

Response:

a.	The Registrant will revise the disclosure to include the following: “…mezzanine debt (which is typically subordinate to first lien and second lien debt, and in some cases may be issued together an equity security, e.g., with attached warrants)…”

b.	The Registrant does not intend to invest in CoCos.

c.	The Registrant will revise the disclosure to reflect the specific derivative transactions the Fund may purchase, including how the Fund will use such transactions.

d.	The Registrant acknowledges the Staff’s comment.

Principal Risk Factors

15.	Comment: On page 18, Repurchase Offers; Limited Liquidity, please move the first and second paragraphs to the beginning of the prospectus summary, as these paragraphs describe the nature of the Fund as an interval fund.

Response: The Registrant will move the first two paragraphs of Repurchase Offers; Limited Liquidity to the beginning of the prospectus summary.

16.	Comment: Please disclose in this section the following additional risks, as appropriate:

a.	In the event of an oversubscription of a repurchase offer, Shareholders may be unable to liquidate all or a given percentage of their investment in the registrant at net asset value during that repurchase offer.

b.	Because of the potential for proration, some Shareholders might tender more shares than they wish to have repurchased in order to ensure the repurchase of a specific number of shares.

c.	A Shareholder may be subject to market risk as a result of the delay between the tender of shares and their pricing; and the possible decrease in share value as a result of currency fluctuations between the date of tender and the repurchase pricing date with respect to the Fund’s foreign investments.

Response: The Registrant has revised the relevant disclosure to read as follows:

If a repurchase offer is oversubscribed, the Fund may repurchase only a pro rata portion of the Shares tendered by each Shareholder. The potential for proration may cause some investors to tender more Shares for repurchase than they wish to have repurchased or result in investors being unable to liquidate all or a given percentage of their investment during in the particular repurchase offer.

. . .

Shareholders may be subject to market risk in relation to the tender of their Shares for repurchase because like other market investments, the value of the Fund’s Shares may move up or down, sometimes rapidly and unpredictably, between the date a repurchase offer terminates and the repurchase date. Likewise, because the Fund’s investments may include securities denominated in foreign currencies, changes in currency values between the date a repurchase offer terminates and the repurchase date may also adversely affect the value of the Fund’s shares.

17.	Comment: On page 24, in Equity Investments, the disclosure states “[w]hen the Fund invests in loans and debt securities, the Fund may acquire warrants or other equity securities of borrowers as well. The Fund may also invest in warrants and equity securities directly.” As this disclosure describes the Fund’s strategy, please include it in Fund’s Target Investment Portfolio, on page 15.

Response: The Registrant will make the requested change.

18.	Comment: On page 29, in Bank Loans, please consider disclosing as an additional risk the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

Response: The Registrant will make the requested change.

19.	Comment: On page 33, in Swaps, the disclosure states the Fund will use credit default swaps. Please confirm in the response letter that when acting as a seller of credit default swaps, the Fund will cover the transaction to the full notional value.

Response: The Registrant confirms that it will segregate assets to cover derivative positions, including when acting as a seller of credit default swaps, in a manner consistent with SEC and Staff guidance.

Management of the Fund

20.	Comment: On page 37, the disclosure states that “[a] discussion regarding the basis for the Board’s approval of the Investment Management Agreement and each Sub-Advisory Agreement will be available in the Fund’s first annual or semi-annual report to Shareholders.” Please specify either the annual or semi-annual report and provide the period covered by the report. See Item 9, Instruction 4, of Form N-2. Please also confirm that each sub-advisory agreement will be approved by the Board pursuant to Section 15(c) of the Investment Company Act.

Response: The Registrant will revise the Fund’s disclosure to specify either the annual or semi-annual report in a pre-effective amendment to the Fund’s registration statement. However, at the present time, the Registrant does not yet know whether the Fund’s first post-effective report to shareholders will be the Fund’s annual report or semi-annual report and the specific period covered by such report. The Registrant also confirms that each sub-advisory agreement will be approved by the Board pursuant to Section 15(c) of the 1940 Act.

Conflicts of Interest

21.	Comment: On page 42, the disclosure states “[t]he participation of the investment professionals of the Investment Manager and/or the Sub-Advisers in the Fund’s valuation process could result in a conflict of interest as the management fee is based on the value of the Fund’s assets.” A conflict of interest may also result when the Investment Manager and/or Sub-Advisers determine the amount of leverage used by the Fund, as leverage will increase the Fund’s assets and therefore the management fee. Please disclose this conflict here. Please also disclose that investments in PIK and OID securities may provide certain benefits to the Investment Manager / Sub-Advisers, including increased management fees.

Response: The Registrant will make the requested changes.

Tender Offers/Offers to Repurchase

22.	Comment: Beginning on page 43, please revise this section for plain English to clarify the procedures that will be used in connection with the periodic repurchase offers. For ease of reference, consider breaking up the paragraphs with headings to emphasize timing considerations. Also consider using graphic presentations (such as a time line or calendar) so that Shareholders can readily understand the time periods used by the Fund, including the repurchase request deadline, the repurchase pricing date and the repurchase payment deadline.

Response: The Registrant has revised the disclosure and has added a graphic timeline presentation of the repurchase process.

23.	Comment: On page 43, the disclosure states that “in certain circumstances, the Board may require a Shareholder to tender its Shares.” Please disclose these circumstances. Please also explain how requiring a Shareholder to tender its shares is complaint with Rule 23c-3(b)(1) of the Investment Company Act.

Response: The Registrant will revise the disclosure to reflect the following:

In certain circumstances, the Board may require a Shareholder to tender its Shares if, among other reasons, the Board determines that continued ownership of such Shares by the Shareholder may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal consequences, or would otherwise be in the best interests of the Fund.

The Registrant supplementally confirms that these provisions exist for the protection of all Shareholders so that one Shareholder may not jeopardize the tax or other status of the Fund, and any action would be subject to the approval of the Board, a majority of which consists of independent Trustees. Any action as described would be conducted either (i) pursuant to Rule 23c-2 and not unfairly discriminate against a holder of the Fund’s securities, or (ii) pursuant to Rule 23c-1(c), in which case the Fund would file an application with the Commission for an order under section 23(c)(3) of the 1940 Act permitting the purchase of any security of which it is the issuer which does not meet the conditions of Rule 23c-1 and which is not made pursuant to a repurchase offer.

Taxes

24.	Comment: In this section, please disclose the tax consequences to Shareholders of share repurchases and related portfolio security sales.

Response: The Registrant will revise the disclosure to reflect the following:

…the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of its Shares or debt securities, or reduce new investments, to obtain the cash needed to make income distributions and/or meet repurchase requests. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, the Shareholders may receive larger capital gain distributions than they would in the absence of such transactions.

The Registrant also supplementally notes that tax consequences related to share repurchases are described under the section entitled “TAXATION OF THE FUND – Sales, Exchanges and Redemptions.”

25.	Comment: Please also disclose here, or at an appropriate place within the registration statement, the effect that share repurchases may have on the ability of the Fund to qualify as a regulated investment company under the Internal Revenue Code in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities.

Response: The Registrant will make the requested change.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1109 or, in my absence, to Josh Deringer at (215) 988-2959.

Sincerely,

/s/ Benjamin D. McCulloch
Benjamin D. McCulloch